



Grubb & Nadler, Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 7.50%

Target Raise Amount: $500,000

Offering End Date: October 20, 2022

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $100,000

Company Details:

Name: Grubb & Nadler, Inc.

Founded: January 15, 2003

Address: 1634 Jerrold Ave
                San Francisco, CA 94124

Industry: Wholesale & Retail Nursery

Employees: 80

Website: https://www.floragrubb.com/

Use of Funds Allocation:

If the maximum raise is met:

$427,500 (85.50%) – of the proceeds will go towards site improvements for a second location
$25,000(5.00%) – of the proceeds will go towards hiring for a second location
$25,000 (5.00%) – of the proceeds will go towards marketing for a second location
$22,500 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 47,400 Followers





Business Metrics:

	FY20	FY21	YTD 4/30/2022
Total Assets	$5,692,888	$6,107,562	$9,558,244
Cash & Cash Equivalents	$105,062	$104,681	$641,051
Accounts Receivable	$88,074	$133,310	$432,599
Short-term Debt	$3,055,282	$3,632,101	$6,501,449
Long-term Debt	$286,739	$205,988	$205,988
Revenue	$6,881,101	$8,245,024	$3,834,387
Cost of Goods Sold	$789,316	$2,985,929	$1,125,875
Taxes	$0	$0	$0
Net Income	$2,085,309	-$81,394	$581,334

Recognition:

Grubb & Nadler, Inc. (DBA Flora Grubb Gardens) is a vertically integrated wholesale and retail nursery that is opening a second location in Marina Del Rey. Grubb & Nadler, Inc. specializes in plants keyed to California's climate, with their retail stores also selling garden pottery, furniture, and books. Their wholesale operation in northern San Diego County supplies not only their retail locations, but also designers, landscapers, and retailers all over California and the West, from Texas and Arizona to Oregon and Washington. Grubb & Nadler, Inc. purchased the Marina Del Rey Garden Center in March of 2022 and will be rebranding as Flora Grubb Gardens following site improvements, staff training and marketing.

About:

Grubb & Nadler, Inc. (DBA Flora Grubb Gardens) has been in business since 2003 and was converted to an S Corporation in 2020. Since launching they have opened a retail location on Jerrold Ave. in San Francisco, along with a wholesale operation in northern San Diego County. They have purchased a second location in Marina Del Rey that will be renamed Flora Grubb Gardens following site improvements, staff training & hiring, and marketing. *House and Garden* named Flora a tastemaker in 2007, and in 2008 she was included as one of the "Hot 20 under 40" in *7x7*. In 2012, she was honored as part of Martha Stewart's American Made Awards. Flora Grubb Gardens has been profiled in numerous publications, including *Sunset, Garden Design, Travel & Leisure, Domino, and Dwell* magazines, and in *The New York Times*. In April of 2018, Flora and her home garden were featured on the cover of *Sunset*.

For more information, contact our Customer Support Team at support@thesmbx.com

